U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._____)*


                             HIGHLAND BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    429879109
                                 (CUSIP Number)

                       Stephen Zuppello, Managing Director
                       Deltec Asset Management Corporation
                  535 Madison Avenue, New York, New York 10022
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 16, 1997
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
    ------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 17 Pages

                                  SCHEDULE 13D


CUSIP NO.   429879109                            PAGE    2   OF   17   PAGES
          ----------------                             -----    ------
--------------------------                       -------------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON S.S. OR
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Deltec International S.A.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) |_|
                                                                      (B) |_|

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of Panama
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY            579,609 1/4
     OWNED BY       ------------------------------------------------------------
       EACH           8   SHARED VOTING POWER
     REPORTING
      PERSON               -0-
       WITH         ------------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER

                           579,609 1/4
--------------------------------------------------------------------------------
  10    SHARED DISPOSITIVE POWER

               -0-
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        579,609 1/4
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         |_|
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the "Shares"), of Highland Bancorp, Inc. ("Highland") whose principal executive offices are located at 601 South Glenoaks Boulevard, Burbank, California 91502.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Deltec International S.A. ("Deltec International"), a Panamanian corporation. Deltec International is a holding company which is engaged through various subsidiaries principally in the provision of investment advisory and private banking services in The Bahamas, the United States and the United Kingdom. Deltec International owns all of the stock of The Deltec Banking Corporation Limited ("Deltec Banking"), a Bahamian banking corporation which is engaged principally in investment and merchant banking in The Bahamas, and any securities beneficially owned by Deltec Banking may be regarded, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), as being beneficially owned by Deltec International. The address of the principal business and offices of Deltec International and Deltec Banking is Deltec House, Lyford Cay, Nassau, Bahamas.

         Appendix I attached hereto sets forth, with respect to each executive officer and director of Deltec International


                               Page 3 of 17 Pages
and Deltec Banking, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship. Except where otherwise indicated in Appendix I or as indicated above, the principal business of each organization listed in Appendix I is the provision of financial services.

         During the five years preceding the filing of this statement, neither Deltec International nor Deltec Banking, nor, to the knowledge of Deltec International, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Deltec Banking used general corporate funds in the amount of $14,157,877.37 to purchase the Shares referred to in Item 5. No borrowed funds were used in connection therewith.


                               Page 4 of 17 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         The Shares were acquired by Deltec Banking for investment. At the present time Deltec International has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Highland, or the disposition of securities of Highland, (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving Highland, (c) a sale or transfer of a material amount of assets of Highland,(d) any change in the present board of directors or management of Highland, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Highland, (f) any other material change in Highland's business or corporate structure, (g) changes in Highland's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Highland by any person, (h) causing a class of securities of Highland to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Highland becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above. Deltec International entered into a rebuttal agreement, a copy


                               Page 5 of 17 Pages
of which is attached as Exhibit 1 hereto, with the Office of Thrift Supervision ("OTS") on December 15, 1997 with respect to Deltec International's ownership of up to, but not more than, 25% of the outstanding Shares. Deltec International does not intend to purchase or sell any additional Shares, in the open market or otherwise, except insofar as necessary to maintain its ownership at the 25% level.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of filing this statement, Deltec International beneficially owns, through Deltec Banking, 579,604 1/4 Shares, or 25.0% of the 2,318,417 Shares that Highland has informed Deltec were outstanding on December 16, 1997. Deltec Banking acquired such Shares upon the effectiveness of a Plan of Reorganization and Agreement of Merger among Highland, Highland Federal Bank, A Federal Savings Bank and Highland Federal Interim Savings Bank, at which time each outstanding share of Common Stock of Highland Federal Bank, A Federal Savings Bank was converted by operation of law into one share of Common Stock of Highland.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Deltec International presently has no contracts, arrangements, understandings or relationships with any person with respect to any securities of Highland.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


                               Page 6 of 17 Pages

         1. Rebuttal Agreement signed by Deltec International and related parties and by the Assistant Regional Director of the OTS on December 15, 1997.


                               Page 7 of 17 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1997                    DELTEC INTERNATIONAL S.A.

                                            By  /s/ Andre J. Feldman
                                               Andre J. Feldman
                                               Vice President



                               Page 8 of 17 Pages

                                                                     APPENDIX I



                            DELTEC INTERNATIONAL S.A.

                             DIRECTORS AND OFFICERS


NAME                              PRINCIPAL OCCUPATION             NAME AND BUSINESS ADDRESS                     CITIZENSHIP
Peter S. Darling                  Director of Mercury              Mercury Asset Management Group                British
  Chairman of the                 Asset Management                 33 King William Street
  Board & CEO; Director           Group                            London, England 3C2R 9AS
Penelope Dauphinot                Executive Vice                   Deltec International S.A.                     Brazilian
  Deputy Chairman                 President of Deltec              P.O. Box N-3229
  and Executive Vice              International S.A.               Nassau, Bahamas
  President; Director
Andre J. Feldman                  Executive Vice                   The Deltec Banking Corporation                Bahamian
  Vice President and              President of The Deltec          Limited
  Secretary                       Banking Corporation              P.O. Box N-3229
                                  Limited                          Nassau, Bahamas
Gordon Bradshaw                   Vice President, COO &            The Deltec Banking Corporation                Canadian
  Treasurer                       Controller of The Deltec         Limited
                                  Banking Corporation              P.O. Box N-3229
                                  Limited                          Nassau, Bahamas
Terry E. Girling                  Chief Financial Officer          Deltec Panamerica Trust Company               British
  Assistant Treasurer             of Deltec Panamerica             Limited
                                  Trust Company Limited            P.O. Box N-3229
                                                                   Nassau, Bahamas
Stephanie E. Harding              Secretary & Treasurer            The Deltec Banking Corporation                Bahamian
  Vice President and              of The Deltec Banking            Limited
  Assistant Secretary             Corporation Limited              P.O. Box N-3229
                                                                   Nassau, Bahamas
Arthur E. Byrnes                  Chairman of the Board            Deltec Asset Management Corp.                 U.S.
  Director                        of Deltec Asset                  535 Madison Avenue
                                  Management Corp.                 New York, NY 10022
Jean Chalopin                     Private investor                 c/o Deltec International S.A.                 French
  Director                                                         P.O. Box N-3229
                                                                   Nassau, Bahamas
Maurice M. Dwek                   Private investor                 Soditic Finance F.A.                          British
  Director                                                         114 rue du Rhone
                                                                   1204 Geneva, Switzerland
Albert H. Gordon                  Private investor                 c/o Deltec Asset Management Corp.             U.S.
  Director                                                         535 Madison Avenue
                                                                   New York, NY 10022


                               Page 9 of 17 Pages

NAME                              PRINCIPAL OCCUPATION             NAME AND BUSINESS ADDRESS                     CITIZENSHIP
John R. Gordon                    President & CEO of               Deltec Asset Management Corp.                 U.S.
  Director                        Deltec Asset                     535 Madison Avenue
                                  Management Corp.                 New York, NY 10022
Kiendl D. Gordon                  Homemaker                        c/o Deltec Asset Management Corp.             U.S.
  Director                                                         535 Madison Avenue
                                                                   New York, NY 10022
Peter T. Kikis                    Private investor                 c/o Kikis Asset Management Corp.              U.S.
  Director                                                         535 Madison Avenue
                                                                   New York, NY 10022
David P. McNaughtan               Chairman, President &            Deltec Securities (U.K.) Ltd.                 British
  Director                        CEO of The Deltec                Brettenham House
                                  Banking Corporation              5 Lancaster Place
                                  Limited                          London, WC2E 7EN
                                     England
J. Mario Santo Domingo            Presidente del                   Cervecerias Bavaria S.A.                      Colombian
  Director                        Directorio, Bavaria,             (brewery)
                                  S.A.                             Apartado Aereo 3538
                                                                   Bogota, Columbia
Gustavo J. Vollmer, Jr.           Industrialist                    Corpalmar                                     Venezuelan
  Director                                                         (sugar mill)
                                                                   Edificio Banco Del Orinoco
                                                                   Pisoq, Ave.FCO De Miranda
                                                                   Sector La Floresta
                                                                   Caracas, Venezuela
                                                                   Banco Mercantile C.A.
Gustavo J. Vollmer, Sr.                                            Apartado 789
  Director                        Private investor                 Caracas 1010, Venezuela                       Venezuelan


                               Page 10 of 17 Pages

                     THE DELTEC BANKING CORPORATION LIMITED

                             DIRECTORS AND OFFICERS



NAME                              PRINCIPAL OCCUPATION             NAME AND BUSINESS ADDRESS                     CITIZENSHIP
David P. McNaughtan                Chairman, President &            Deltec Securities (U.K.) Limited             British
  Chairman of the Board,           CEO of The Deltec                Brettenham House
  President and Chief              Banking Corporation              5 Lancaster Place
  Executive Officer;               Limited                          London, WC2E 7EN
  Director                                                          England
Penelope Dauphinot                 Executive Vice                   Deltec International S.A.                    Brazilian
  Deputy Chairman;                 President of Deltec              P.O. Box N-3229
  Director                         International S.A.               Nassau, Bahamas
Gordon Bradshaw                    Vice President, COO &            The Deltec Banking Corporation               Canadian
   Vice President, COO &           Controller of The Deltec         Limited
  Controller; Director             Banking Corporation              P.O. Box N-3229
                                   Limited                          Nassau, Bahamas
Andre J. Feldman                   Executive Vice                   The Deltec Banking Corporation               Bahamian
  Executive Vice                   President of The Deltec          Limited
  President                        Banking Corporation              P.O. Box N-3229
                                   Limited                          Nassau, Bahamas
Terry E. Girling                   Vice President of The            The Deltec Banking Corporation               British
  Vice President                   Deltec Banking                   Limited
                                   Corporation Limited              P.O. Box N-3229
                                                                    Nassau, Bahamas
Jennifer E. Rahming                Managing Director of             The Deltec Banking Corporation               Bahamian
  Vice President                   Deltec Panamerica Trust          Limited
                                   Company Limited                  P.O. Box N-3229
                                                                    Nassau, Bahamas
Jeffrey A. Williams                Vice President of The            The Deltec Banking Corporation               Bahamian
  Vice President                   Deltec Banking                   Limited
                                   Corporation Limited              P.O. Box N-3229
                                                                    Nassau, Bahamas
Antonio Augusto de                 President of Deltec              Deltec Holdings Inc.                         Portugese
Araujo Faria Guedes                Holdings Inc.                    (real estate development)
  Vice President;                                                   Rua Alcides Lourenco Da Rocha
  Director                                                          167-3 Andar
                                                                    Sao Paulo, Brazil
                                                                    CEP 04571-110


                               Page 11 of 17 Pages

NAME                              PRINCIPAL OCCUPATION             NAME AND BUSINESS ADDRESS                     CITIZENSHIP
James Moss                        Assistant Controller of          The Deltec Banking Corporation                Bahamian
  Assistant Controller            The Deltec Banking               Limited
                                  Corporation Limited              P.O. Box N-3229
                                                                    Nassau, Bahamas
Stephanie E. Harding              Secretary & Treasurer            The Deltec Banking Corporation                Bahamian
  Secretary & Treasurer           of The Deltec Banking            Limited
                                  Corporation Limited              P.O. Box N-3229
                                                                    Nassau, Bahamas
                                                                    Deltec Holdings Inc.
                                                                    (real estate development)
                                                                    Rua Alcides Lourenco Da Rocha
                                                                    167-3 Andar
Roland P. Malimpensa               Vice President of Deltec         Sao Paulo, Brazil
  Director                         Holdings Inc.                    CEP 04571-110                                Brazilian


                               Page 12 of 17 Pages

                                                                    EXHIBIT 1









                               REBUTTAL AGREEMENT

         REBUTTAL OF REBUTTABLE DETERMINATION OF CONTROL UNDER PART 574

         I. WHEREAS

         A. DELTEC INTERNATIONAL, S.A., a Panamanian corporation, headquartered at Deltec House, Lyford Cay, Nassau, The Bahamas and its wholly-owned subsidiary The Deltec Banking Corporation Limited, together with the other persons signing this agreement ("Deltec"), is the owner of no shares (the "Shares") of the common stock (the "Stock"), of Highland Bancorp, Inc., 601 South Glenoaks Boulevard, Burbank, California 91502 ("Highland"), which Shares represent -0-percent of a class of "voting stock" of Highland as defined under the Acquisition of Control Regulations ("Regulations") of the Office of Thrift Supervision ("Office"), 12 CFR part 574 ("Voting Stock");

         B. Highland Federal Bank, A Federal Savings Bank (the "Institution"), which will become a wholly owned subsidiary of Highland, is a "savings association" within the meaning of the Regulations;

         C. Deltec seeks to acquire shares of stock of Highland ("Additional Shares"), such that Deltec's ownership thereof will exceed 10 percent of a class of Voting Stock but will not exceed 25 percent of a class of Voting Stock of Highland; and Deltec's acquisition would constitute the acquisition of a "control factor" as defined in the Regulations ("Control Factor");

         D. Deltec does not seek to acquire the Additional Shares or Control Factor for the purpose or effect of changing the control of Highland or in connection with or as a participant in any transaction having such purpose or effect;

         E. The Regulations require a company or a person who intends to hold 10 percent or more but not in excess of 25 percent of any class of Voting Stock of a savings association or holding company thereof and that also would possess any of the Control Factors specified in the Regulations, to file and obtain approval of an application ("Application") under the Savings and Loan Holding Company Act ("Holding Company Act"), 12 U.S.C. 1467a, or file and obtain clearance of a notice ("Notice") under the Change in Control Act ("Control Act"), 12 U.S.C. 1817(j), prior to acquiring such amount of stock and a Control Factor unless the rebuttable determination of control has been rebutted.

         F. Under the Regulations, Deltec would be determined to be in control, subject to rebuttal, of Highland upon acquisition of the Additional Shares or Control Factor;

         G. Deltec has no intention to manage or control, directly or indirectly, Highland;

         H. Deltec has filed on October 30, 1997, a written statement seeking to rebut the determination of control, attached hereto and incorporated by reference herein, (this submission referred to as the "Rebuttal");

         I. In order to rebut the rebuttable determination of control, Deltec agrees to offer this Agreement as evidence that the acquisition of the Additional Shares or Control Factor as proposed would not constitute an acquisition of control under the Regulations.


                               Page 13 of 17 Pages

         II. The Office has determined, and hereby agrees, to act favorably on the Rebuttal, and in consideration of such a determination and agreement by the Office to act favorably on the Rebuttal, Deltec and any other existing, resulting or successor entities of Deltec agree with the Office that:

         A. Unless Deltec shall have filed a Notice under the Control Act, or an Application under the Holding Company Act, as appropriate, and either shall have obtained approval of the Application or clearance of the Notice in accordance with the Regulations, Deltec will not, except as expressly permitted otherwise herein or pursuant to an amendment to this Rebuttal Agreement:

         1. Seek to accept representation of more than one member of the board of directors of the Institution or Highland;

         2. Have or seek to have any representative serve as the chairman of the board of directors, or chairman of an executive or similar committee of the Institution or Highland's board of directors or as president or chief executive officer of the Institution or Highland;

         3. Engage in any intercompany transaction with the Institution or Highland or its affiliates;

         4. Propose a director in opposition to nominees proposed by the management of the Institution or Highland for the board of directors of the Institution or Highland other than as permitted in Paragraph A-1;

         5. Solicit proxies or participate in any solicitation of proxies with respect to any matter presented to the stockholders of the Institution or Highland other than in support of, or in opposition to, a solicitation conducted on behalf of management of the Institution or Highland;

         6. Do any of the following, except as necessary solely in connection with Deltec's performance of duties as a member of the Institution's or Highland's board of directors:

         (a) Influence or attempt to influence in any respect the loan and credit decisions or policies of the Institution or Highland, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of the Institution or Highland;

         (b) Influence or attempt to influence the dividend policies and practices of the Institution or Highland or any decisions or policies of the Institution or Highland as to the offering or exchange of any securities;

         (c) Seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or character of the Institution or Highland;

         (d) Exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over the management, policies or business operations of the Institution or Highland; or


                               Page 14 of 17 Pages

         (e) Seek or accept access to any non-public information concerning the Institution or Highland.

         B. Deltec is not a party to any agreement with the Institution or Highland.

         C. Deltec shall not assist, aid or abet any of the Institution's or Highland's affiliates or associates that are not parties to this Agreement to act, or act in concert with any person or company, in a manner which is inconsistent with the terms hereof or which constitutes an attempt to evade the requirements of this Agreement.

         D. Any amendment to this Agreement shall only be proposed in connection with an amended rebuttal filed by Deltec with the Office for its determination;

         E. Prior to acquisition of any shares of "Voting Stock" of Highland as defined in the Regulations in excess of the Additional Shares, any required filing will be made by Deltec under the Control Act or the Holding Company Act and either approval of the acquisition under the Holding Company Act shall be obtained from the Office or any Notice filed under the Control Act shall be cleared in accordance with the Regulations;

         F. At any time during which 10 percent or more of any class of Voting Stock of Highland is owned or controlled by Deltec, no action which is inconsistent with the provisions of this Agreement shall be taken by Deltec until Deltec files and either obtains from the Office a favorable determination with respect to either an amended rebuttal, approval of an Application under the Holding Company Act, or clearance of a Notice under the Control Act, in accordance with the Regulations;

         G. Where any amended rebuttal filed by Deltec is denied or disapproved, Deltec shall take no action which is inconsistent with the terms of this Agreement, except after either (1) reducing the amount of shares of Voting Stock of Highland owned or controlled by Deltec to an amount under 10 percent of a class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttable determination of control under the Regulations; or
(2) filing a Notice under the Control Act, or an Application under the Holding Company Act, as appropriate, and either obtaining approval of the Application or clearance of the Notice, in accordance with the Regulations;

         H. Where any Application or Notice filed by Deltec is disapproved, Deltec shall take no action which is inconsistent with the terms of this Agreement, except after reducing the amount of shares of Voting Stock of Highland owned or controlled by Deltec to an amount under 10 percent of any class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttable determination of control under the Regulations;

         I. Should circumstances beyond Deltec's control result in Deltec being placed in a position to direct the management or policies of the Institution or Highland, then Deltec shall either (1) promptly file an Application under the Holding Company Act or a Notice under the Control Act, as appropriate, and take no affirmative steps to enlarge that control pending either a final determination with respect to the Application or Notice, or (2) promptly reduce the amount of shares of Highland Voting Stock owned or controlled by Deltec to an amount under 10 percent of any class of Voting Stock or immediately cease any actions that give rise to a conclusive or rebuttable determination of control under the Regulations;


                               Page 15 of 17 Pages

         J. By entering into this Agreement and by offering it for reliance in reaching a decision on the request to rebut the presumption of control under the Regulations, as long as 10 percent or more of any class of Voting Stock of Highland is owned or controlled, directly or indirectly, by Deltec, and Deltec possesses any Control Factor as defined in the Regulations, Deltec will submit to the jurisdiction of the Regulations, including (1) the filing of an amended rebuttal or Application or Notice for any proposed action which is prohibited by this Agreement, and (2) the provisions relating to a penalty for any person who willfully violates or with reckless disregard for the safety or soundness of a savings association participates in a violation of the Holding Company Act or Control Act and the regulations thereunder, and any regulation or order issued by the Office.

         K. Any violation of this Agreement shall be deemed to be a violation of the Holding Company Act or Control Act and the Regulations, and shall be subject to such remedies and procedures as are provided in the Holding Company Act or Control Act and the Regulations for a violation thereunder and in addition shall be subject to any such additional remedies and procedures as are provided under any other applicable statutes or regulations for a violation, willful or otherwise, of any agreement entered into with the Office.

         III. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument representing the Agreement among the parties thereto. It shall not be necessary that any one counterpart be signed by all of the parties hereto as long as each of the parties has signed at least one counterpart.

         IV. This Agreement shall be interpreted in a manner consistent with the provisions of the Rules and Regulations of the Office.

         V. This Agreement shall terminate upon (i) the approval by the Office of Deltec's Application under the Holding Company Act or clearance by the Office of Deltec's Notice under the Control Act to acquire Highland, and consummation of the transaction as described in such Application or Notice, (ii) the disposition by Deltec of a sufficient number of shares of Highland, or (iii) the taking of such other action that thereafter Deltec is not in control and would not be determined to be in control of Highland under the Control Act, the Holding Company Act or the Regulations of the Office as in effect at that time.


                               Page 16 of 17 Pages

         VI. IN WITNESS THEREOF, the parties thereto have executed this Agreement by their duly authorized officer.

                                  DELTEC INTERNATIONAL S.A.

                                  Date:     12/15/97

                                  By:  /s/ Andre J. Feldman
                                       Andre J. Feldman
                                       Vice President and Secretary

                                  THE DELTEC BANKING CORPORATION LIMITED

                                  Date:     12/15/97

                                  By:  /s/ Andre J. Feldman
                                       Andre J. Feldman
                                       Executive Vice President

                                  Date:     12/15/97

                                    /s/ Penelope C. Dauphinot
                                      Penelope C. Dauphinot

                                  Date:     12/15/97

                                    /s/ John R. Gordon
                                      John R. Gordon

                                  Date:     12/15/97

                                    /s/ Albert H. Gordon
                                      Albert H. Gordon

                                  OFFICE OF THRIFT SUPERVISION

                                  Date:     12/15/97

                                  By:  /s/ Michael W. Buting


                               Page 17 of 17 Pages